

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2021

Jianwei Li
Chairman and Co-Chief Executive Officer
TradeUP Acquisition Corp.
437 Madison Avenue, 27th Floor
New York, NY 10022

>   **Re: TradeUP Acquisition Corp.**
>   **Registration Statement on Form S-1**
>   **Filed February 19, 2021**
>   **File No. 333-253322**

Dear Mr. Li:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed February 19, 2021

The Offering
Manner of conducting redemptions, page 24

1. We note your disclosure on page 26 that each public stockholder may elect to redeem its public shares irrespective of whether they vote for or against the proposed transaction. Please revise to disclose whether stockholders will be allowed to redeem their shares if they do not vote or if they abstain from voting.

Related Party Transactions, page 76

2. You indicate that "We have engaged the underwriters including US Tiger as advisors in connection with our business combination...."   At page 84, however, you state "In no event will our founders or any of our existing officers, directors or advisors, or any entity

with which they are affiliated, be paid any finder's fee, consulting fee, advisory fee or other compensation prior to, or for any services they render in order to effectuate, the completion of our initial business combination...." In light of US Tiger's affiliation with your founder, please reconcile these statements.

Principal Stockholders, page 110

3.   Please disclose the natural person or persons who directly or indirectly exercise(s) sole or shared voting or investment control over the shares held by Tradeup Inc. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

4.   Please amend your registration statement to have your auditor remove the language in the fourth paragraph which states "and in accordance with auditing standards generally accepted in the United States of America." Please refer to PCAOB Auditing Standard 3101.

General

5.   As it appears that US Tiger Securities, Inc. may be affiliated with the company through Tradeup Inc., please tell us whether it intends to make a market in any of your securities. If so, please amend the filing to register the market-making activities of US Tiger Securities, Inc., including the footnote to the fee table and alternate pages for the market-making prospectus.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Steve Lo, Staff Accountant, at 202-551-3394 or Raj Rajan, Staff Accountant, at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or, in her absence, Timothy S. Levenberg, Special Counsel, at 202-551-3707 with any other questions.

Sincerely,

Division of Corporation Finance

Office of Energy & Transportation

cc: Arila Zhou, Esq.